Mail Stop 3010

March 23, 2010

Mr. Paul Elenio
Chief Financial Officer
Arbor Realty Trust, Inc.
333 Earle Ovington Boulevard
Suite 900
Uniondale, NY 11553

> **Re: Arbor Realty Trust, Inc.**
> **Form 10-K for fiscal year ended December 31, 2008**
> **Filed March 9, 2009**
> **Form 10-Q for the period ended June 30, 2009**
> **Filed August 7, 2009**
> **Form 10-Q for the period ended September 30, 2009**
> **Filed November 6, 2009**
> **File No. 1-32136**

Dear Mr. Elenio:

We have reviewed your response letter dated March 3, 2010 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Impaired Loans and Allowance for Loan Losses, page 75

1.   We note your response to prior comment one. We are still unclear how you have complied with FASB ASC 310-10-35-36 for loans that you specifically evaluated but did not conclude to be impaired. Please advise.

Form 10-Q for the Period ended June 30, 2009

Notes to Consolidated Financial Statements
Note 6 – Investment in Equity Affiliates

Lightstone Value Plus REIT, L.P. / Prime Outlets, page 20

2.   We note your response to prior comment two, as well as your response to our prior comment five from your letter dated October 9, 2009. You stated that, based on an assessment of your liquidity needs, you decided to monetize your profits interest in POM to obtain cash flow which was in the form of a debt arrangement. Given your financial difficulties and apparent need for liquidity at such time, please tell us whether you believe that the interest rate of 4% on the debt arrangement reflected a market-based rate and provide support for such conclusion. Tell us what other sources of financing you pursued, including the amounts and interest rates that were available to you both for secured and unsecured borrowings with similar terms.

3.   Notwithstanding comment 2 above, we note that the interest rate on the debt arrangement may be below-market. In light of this interest rate, it appears that there may be multiple elements to this transaction. Tell us what consideration you gave to evaluating the value given up in the exchange of investments as additional interest paid on the debt arrangement. Please provide us with more details regarding the economics of the transaction, and advise us of your assessment of the fair value of your profits interests in POM at June 2008, the time you entered into the debt arrangement which was collateralized by these interests, as well as at the time of the exchange in March 2009.

4.   Furthermore, based on the economics and purpose of the transaction, it appears that separating the debt and exchange transactions for accounting purposes may not be appropriate. Since the consideration received in the exchange, operating units in LVP REIT LP, serves as collateral for the loan, your investment in LVP continues to be at risk over the life of the debt arrangement. Thus, to the extent a gain results from the transaction, it appears that deferring the gain may be more appropriate. Please further address your consideration of combining the two transactions for purposes of determining the most appropriate accounting treatment for the timing of the gain.

Form 10-Q for the Period ended September 30, 2009

Notes to Consolidated Financial Statements
Note 6 – Investment in Equity Affiliates

Lightstone Value Plus REIT, L.P. / Prime Outlets, page 21

5.   We also note that in August 2009, through your unconsolidated joint venture in JT Prime, you sold your remaining equity interest in POM for additional operating units of LVP REIT LP. Similar to the March 2009 transaction, JT Prime recorded a gain on sale of the equity interests in POM, of which your share was $10.7 million, based on the value of the operating partnership units and cash received. We also note that such operating units received are collateral for a loan entered into by JT Prime in connection with the August 2009 sale. Please note that our comments 2-4 above also relate to this transaction; in your responses, when relevant, please address the August 2009 exchange/debt arrangement separately.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3782 if you have questions regarding the comment on the financial statements and related matters.

Sincerely,

Jessica Barberich
Assistant Chief Accountant